Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor							Predecessor
	Three Months Ended June 30,	Three Months Ended June 30,	Year Ended March 31,	Year Ended March 31,	Three Months Ended March 31,	Year Ended December 31,	87 Days Ended December 31,	191 Days Ended July 10,	Years Ended December 31,
	2016	2015	2016	2015	2014	2013	2012	2013	2012	2011
	(in millions)
Earnings (loss):
(Loss) income from continuing operations before income taxes	$(246)	$(37)	$(1,854)	$(3,919)	$(95)	$(1,815)	$(23)	$443	$(4,172)	$(2,636)
Equity in losses of unconsolidated investments, net	—	—	—	—	—	—	—	482	1,114	1,730
Fixed charges	903	777	3,212	2,969	747	1,367	—	1,501	2,365	2,068
Interest capitalized	(10)	(15)	(51)	(56)	(13)	(30)	—	(29)	(278)	(413)
Amortization of interest capitalized	33	33	133	133	33	56	—	71	81	48
Earnings (loss), as adjusted	680	758	1,440	(873)	672	(422)	(23)	2,468	(890)	797
Fixed charges:
Interest expense	615	542	2,182	2,051	516	918	—	1,135	1,428	1,011
Interest capitalized	10	15	51	56	13	30	—	29	278	413
Portion of rentals representative of interest	278	220	979	862	218	419	—	337	659	644
Fixed charges	903	777	3,212	2,969	747	1,367	—	1,501	2,365	2,068
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	— (7)	1.6 (8)	— (9)	— (10)

(1)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $223 million for the three months ended June 30, 2016.

(2)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $19 million for the three months ended June 30, 2015.

(3)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion for the year ended March 31, 2016.

(4)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.8 billion for the year ended March 31, 2015.

(5)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $75 million for the three months ended March 31, 2014.

(6)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion for the year ended 2013.

(7)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $23 million for the 87 days ended December 31, 2012.

(8)
The income from continuing operations before income taxes for the 191 days ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.

(9)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion for the year ended 2012.

(10)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion for the year ended 2011.